UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006937

January 25, 2004

Linda S. Peterson
Associate General Counsel
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-25-2004

Re: Occidental Petroleum Corporation

Dear Ms. Peterson:

This is in regard to your letter dated January 22, 2004 concerning the shareholder proposal submitted by the United Association S&P 500 Index Fund for inclusion in Occidental's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Occidental therefore withdraws its December 22, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

cc: William Zitelli
Vice President
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

797468

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

RECEIVED
2003 DEC 29 AM 10:29
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

SEC MAIL PROCESSING RECEIVED DEC 24 2003 WASH. D.C. 187 SECTION

Re: Occidental Petroleum Corporation
Omission of Stockholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Occidental Petroleum Corporation, a Delaware corporation ("Occidental" or the "Company"), requests your concurrence that the stockholder proposal received by the Company from the United Association S&P 500 Index Fund, a copy of which is attached hereto as Exhibit A (the "Proposal"), may properly be omitted from the proxy materials for the Company's 2004 Annual Meeting of Stockholders.

Occidental believes the Proposal properly may be omitted pursuant to Rule 14a-8(i)(11) because the Proposal is substantially duplicative of another proposal previously submitted to the Company by another proponent that will be included in the Company's proxy materials for the same meeting.

The Staff has taken the position that proposals do not have to be identical for one to be excluded under Rule 14(a)(8)(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ. See Siebel Systems, Inc., available April 15, 2003 (proposal requesting policy that a significant portion of options be performance based substantially duplicative of a proposal requesting an equity policy program, including a requirement that equity compensation be performance based); Tyco International Ltd., available December 16, 2002 (proposal to change jurisdiction of incorporation from Bermuda to the United States substantially duplicative of a proposal to change jurisdiction of incorporation from Bermuda to Delaware); BellSouth Corporation, available January 14, 1999 (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the company's stock price substantially duplicative of proposal to abolish the abolition of the company's incentive award program and replace it with an incentive award program tied to revenue or dividend growth).

The Proposal requests the replacement of the current system of compensation for senior executives with a "Commonsense Executive Compensation" program, including features related to salary, annual bonus, long-term equity compensation, severance and disclosure. The Proposal was received by the Company on November 13, 2003. On August 22, 2003, the Company received a proposal from Robert D. Morse, relating to discontinuance of all rights, options, SAR's, and possible severance payments to top management. Mr. Morse subsequently submitted a slightly modified version of the proposal on September 16, 2003. A copy of the modified proposal (the "Morse Proposal") is attached as Exhibit B.

Both proposals seek fundamental change in the manner in which senior management will be compensated in the future. In their pathways for implementing such a change, the Proposal and the Morse Proposal overlap in two core areas – equity compensation and severance arrangements. With respect to equity compensation, both proposals would eliminate grants of "rights, options and SARs" to senior executives. With respect to severance, the Morse proposal eliminates severance arrangements in their entirety and the Proposal would put a cap on such arrangements equal to one year's salary and bonus. Mr. Morse in his supporting statement urges that "moderation is needed in corporate remuneration." The Proposal's supporting statement urges "parameters of ... reasonable and fair executive compensation." The Proposal may be more specific, but the basic issue and principles both want to present to the Company's shareholders is nonetheless substantially the same.

At a minimum, inclusion of both proposals will very likely confuse shareholders and lead to errors in voting. Moreover, if one of the proposals were to pass and the other was rejected, a mixed message would be sent to the Board of Directors.

For the foregoing reasons, Occidental believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of the Morse Proposal.

<u>Conclusion</u>

In accordance with Rule 14a-8(j), a copy of this letter is being sent to the Proponent and the persons designated by the Proponent to receive correspondence, with a letter from the Company notifying the Proponent of Occidental's intention to omit the Proposal from the Company's proxy materials. A copy of that letter is enclosed as Exhibit C.

Also enclosed are six copies of this letter with exhibits and copies of the no-action requests referenced herein and an additional receipt copy of this letter. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Occidental plans to begin mailing its proxy materials on or about March 15, 2004. Accordingly, we would appreciate receiving your response no later than March 1, 2004, in order to meet our printing schedule. If you have any questions concerning the Proposal or this request, please call the undersigned at (310) 443-6189.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Ms. Cori Daggett, United Association S&P 500 Fund
Mr. Sean O'Ryan, United Association of Journey and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada
Mr. Craig Rosenberg, ProxyVote Plus

EXHIBIT A

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

November 13, 2003

VIA FACSIMILE: 310-443-6333

Mr. Donald P. De Brier
Executive Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Blvd
Los Angeles, CA 90024

Re: Shareholder Proposal

Dear Mr. De Brier:

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Occidental Petroleum Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Cori Daggett

Ms. Cori Daggett
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Occidental Petroleum Corporation ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

EXHIBIT B

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

September 16, 2003

RECEIVED
SEP 19 2003
BY:

Office Of The Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Secretary:

I find it necessary to rephrase my Proposal and Reasoning, due to mis-undertanding that I only have one Proposal, the other wording, offering information to Shareowners does become confusing and does not conform to the Proposal.

Should the new format still need explaining, please contact me; first class mail is timely, or by e-mail There is ample time prior to printing the Proxy Material..

My contention that attendance to present at meeting is discriminatory, compared to Management's use of Company assets to attend. Pre-meeting request and response for a vote will not materially change such by a forced attendance to comply with S.E.C. inappropriate Rules.

Thank you for your interest.

Robert D. Morse

Robert D. Morse

Robert D. Morse
212 Highland Avenue
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
E-mail: **rdm609@att.net**

RECEIVED
SEP 19 2003
BY:

September 16, 2003

Office Of The Secretary
Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, CA 90024

Dear Secretary:

I, Robert D. Morse, of 212 Highland Avenue, Moorestown, NJ 08057-2717, holder of over $2000.00 value in Company stock over one year, wish to enter the following proposal for the Year 2004 Proxy Material. I intend to hold stock until beyond the meeting, as required, and to be represented at the Meeting, as required..

PROPOSAL

Management and Directors are requested to consider discontinuing all rights, options, SAR's. and possible severance payments to top 5 of Management after expiration of existing plans or commitments. This does not apply to plans for lesser Managers or employees whom are offered reasonable employee options or bonuses.

REASONING:

Moderation is needed in corporate remuneration. Any person can live very lavishly on $500.000.00 per year. Over-paying Management has been ongoing and increasing for years. Many officials have been awarded with no mention of what was accomplished above and beyond expectation of their positions. The bookwork involved and expense is tremendous in carrying out these programs. Peer group comparison and commercial "Remuneration" entities have been employed by some to recommend payouts, having nothing to do with a performance record. The product, its advertising, and its acceptance usually govern earnings.

When Management is hired for their position at a good salary, they are expected to earn it, and not have to be paid more when and if they do. Excess wealth passed on may make heirs non-workers, or non-achievers and of little use in our society.

There are many good Management Training Schools in the United States and the supply is available. Hiring away from other corporations is a predatory process, increases costs and does not necessarily "align shareowner/management relations", with any gain to the shareowners. Think about it ! Vote YES for this proposal, it is your gain.

Thank You, and please vote YES for this Proposal.

Robert D. Morse
Robert D. Morse

These rhymes are for stress relief.
Not part of the presentation

WRITING TIME

Ever wonder how I have time to write ?
It is so easy, in the middle of night.
The house is quiet, 'cept for tick of clock,
With no disturbance, my mind can unblock.
It enables me to build a rhyme or two.
As a trickle of thought passes through.
It only takes time of a minute or more,
To print these words for you to explore.
There were no scratch-outs, the original shows,
And may bring a moment's pleasure, who knows ?

ODE TO ROSIE

BRIGHT EYE

I am usually aware of a bright eye,
That is an alert when I want to buy.
Sometimes getting attention makes one think,
Not everything is "As quick as a wink".
I sometimes sit on a barstool for long,
Awaiting the bartender to stroll along.
They have favorites most every place,
And pay little attention to a fresh face.
Finally I'm noticed, hear: "What will you have ?"
"Hi, I'm Rosie !" is not part of their jave.
Sometimes there is chatting over the phone,
While we sit quietly, waiting alone.
There is a happy ending, as you will see,
When a female has a bright eye for me.

COGNIZANT

Some people are "Lost" without their watch.
They are the ones we need to watch.
What they are saying is: "I'm confused".
And need direction to not be abused.
When I am driving, have no fear,
If I say: "I am cognizant", I am in full gear !

Robert Dennis Morse

EXHIBIT C

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

December 22, 2003

VIA FEDERAL EXPRESS

Ms. Cori Daggett
Vice President
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

Dear Ms. Daggett:

Pursuant to Rule 14a-8(j)(i) of the Securities Exchange Act of 1934, as amended, Occidental Petroleum Corporation is hereby notifying you of its intention to omit the proposal you submitted from management's proxy materials with respect to the 2004 Annual Meeting of Stockholders. The Corporation's reasons for omitting your proposal are set forth in the Corporation's letter of even date herewith to the Securities and Exchange Commission, a copy of which is attached hereto.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Mr. Sean O'Ryan – United Association
Mr. Craig Rosenberg – ProxyVote Plus

2003 SEC No-Act. LEXIS 554

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

April 15, 2003

[*1] Siebel Systems, Inc.

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 15, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal requests that the board of directors adopt an executive compensation policy that all future stock option grants to senior executives be performance-based.

There appears to be some basis for your view that Siebel may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Siebel's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Siebel omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Siebel relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor

INQUIRY-1: Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650-849-7400

www.cooley.com

March 31, 2003

U.S. [*2] Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. -- Stockholder Proposal of Amalgamated Bank of New York LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby supplement our earlier letter dated February 19, 2003 relating to a shareholder proposal (the "Proposal") submitted by the Amalgamated Bank of New York LongView Collective Investment Fund (the "Proponent"). In that letter, we requested confirmation that the staff (the "Staff") of the U.S. Securities and Exchange Commission would not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company omitted the Proposal from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders. By letter to the Staff dated March 11, 2003 (the "Proponent's Letter"), the Proponent responded to the Company's letter. This letter [*3] responds to the Proponent's Letter.

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and are providing the Proponent with a copy of this letter. We have also enclosed an additional copy of this letter, which we would appreciate having file stamped and returned to us in the enclosed, pre-paid envelope.

A. Rule 14a-8(i)(11) (duplication)

With respect to the differences between the Proposal and the proposal provided by the College Retirement Equities Fund (the "CREF Proposal"), we submit that the "principal thrust" of the Proposal is subsumed within the more expansive CREF Proposal. *It is irrelevant that the CREF Proposal is more expansive; what is important for the purposes* of Rule 14a-8(i)(11) is whether the subject matter of the Proposal is included in the CREF Proposal, which it is. With respect to the Proponent's particular points, we note the following:

-By letter dated March 5, 2003, CREF has offered to revise its proposal so that it is limited to "senior executives," just like the Proposal.

-As stated in our letter of February 19, 2003, CREF Proposal clearly covers performance-based options, which is the subject matter of the Proposal.
[*4]
AT&T & PG&E No-Action Letters

The proponent cites the *AT&T Corp. ("AT&T")* (January 24, 1997) no-action letter as "illustrative" of the current situation. As the Proponent points out, the proposals at issue in the AT&T letter were quite distinct from one another. The first requested the discontinuance of "options, rights and stock appreciation rights," while the second sought to tie executive salaries to the company's stock price. That is quite different from the situation here, where both the Proponent's proposal and the CREF Proposal effectively request that stock-options for senior executives be performance-based. Thus, we do not believe the AT&T letter is illustrative of the instant case.

Similarly, as noted by the Proponent, the proposals at issue in the *Pacific Gas & Electric* (February 1, 1993) no-action letter dealt with three distinct areas of executive compensation. As noted above, the Proposal only deals with a matter that is already addressed in the CREF Proposal--performance-based stock options for senior executives.

Centerior No-Action Letter

We respectfully submit that the distinction the Proponent attempts to draw with respect to the *Centerior* [*5] *Energy Corp. ("Centerior")* (February 27, 1995) no-action letter is irrelevant. In *Centerior* the principal thrust of each of the proposals excludible under Rule 14a-8(c)(11) was already covered by the proposal the SEC would not permit to be excluded, even though that proposal was broader than each of the excludible proposals in certain respects. Similarly, in the instant case, the principal thrust of the Proposal, *i.e.,* performance-based stock options for senior executives, is already addressed by the CREF Proposal, despite the fact that the CREF Proposal is broader than the Proposal.

For the reasons stated above and in our letter of February 19, 2003, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i), the Company excludes the Proposal and the Supporting Statement from the Proxy Materials.

* * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

INQUIRY-2: [*6]
CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR
WASHINGTON, D.C. 20036-4601
(202) 974-5111 . FAX: 331-9680

E-MAIL: CONH@TRANSACT.ORG

11 March 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal submitted by Amalgamated Bank of New York
LongView Collective Investment Fund to Siebel Systems, Inc.

Dear Counsel:

I write on behalf of the Amalgamated Bank of New York LongView Collective Investment Fund (the "Fund") in response to the letters from counsel for Siebel Systems, Inc. ("Siebel" or the "Company") dated 19 and 20 February 2003. In those letters, the Company advises the Commission that it plans to omit the Fund's shareholder resolution from its 2003 proxy materials. For the reasons set forth below, the Fund respectfully asks the Division to deny the relief Siebel seeks.

The Fund's Resolution and the Company's Opposition.

The Fund's resolution urges the Board of Directors:

> ... to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" [*7] stock options are defined as: 1) indexed options, whose exercise price is linked to an industry index; 2) premium-priced stock options, whose exercise price is

above the market price on the grant date; or 3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

In its request for no-action relief, Siebel states that four days prior to receiving the Fund's proposal, the Company received a proposal from the College Retirement Equities Fund ("CREF") that *may* be included in its proxy materials. The Company argues that the Fund's resolution and supporting statement may therefore be excluded under SEC Rule 14a-8(i)(11), which permits the omission of a resolution that "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Siebel also objects to the Fund's supporting statement, asserting that it contains four false and misleading statements that may be excluded under Rule 14a-8(i)(3), which permits the omission of a resolution that contains "materially false or misleading statements in proxy soliciting materials." [*8] As we now explain, the Company's objections are not well taken, and the Company has failed to carry its burden under Rule 14a-8(g).

Discussion.

A. Rule 14a8-(i)(11)(duplication)

We note at the outset that Siebel seeks to exclude the Fund's resolution from its proxy materials under Rule 14a-8(i)(11) because the resolution duplicates a previously submitted proposal that "may" be included in its proxy materials. Siebel's objection is thus conditional in nature, because the Company is simultaneously seeking no-action relief with respect to CREF's first-in-time resolution. Thus, if the CREF proposal is omitted from Siebel's proxy materials for the 2003 shareholder meeting, then Siebel's reliance on Rule 14a-8(i)(11) evaporates, since the exclusion applies only to proposals "that *will* be included in the company's proxy materials for the same meeting" (emphasis added).

In any event, and as we now explain in greater detail, Siebel's reliance on the (i)(11) exclusion is misplaced even if the Division should reject Siebel's request for no-action relief as to the CREF proposal.

The first-in-time CREF proposal states:

> RESOLVED, that the shareholders request the Board of Directors [*9] adopt and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.
>
> > . A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives; and other employees.
> >
> > . Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options.

Siebel argues that exclusion is warranted because both proposals address the same core [*10] issue and are substantially the same, that is, adoption of "a policy requiring that stock-related compensation plans include performance-based provisions." (Letter at 3.) Siebel correctly notes that the proposals need not be identical as to their terms and breadth for one to be excluded under Rule 14a-8(i)(11). *(Id.)* Its analysis oversimplifies key differences between the two proposals, however.

- The CREF proposal seeks adoption of a policy statement regarding potential dilution of the Company's equity through equity transfers under stock plans. By contrast, the Fund's proposal is silent on the issue of what an appropriate dilution level might be.

- The CREF proposal asks the board to examine the distribution of equity in various forms throughout the company, both to senior executives and Siebel employees generally. By contrast, the Fund's proposal focuses solely on senior executives and does not address the broader question of what role equity-based compensation should play in non-executive compensation.

- The CREF proposal focuses on the full range of equity-based compensation, including items such as restricted stock. By contrast, the Fund's proposal is limited to options [*11] to senior executives.

- The CREF proposal recommends the adoption of "some form" of performance hurdle or indexing feature (not one that is simply time-based), which would include measures "to ensure that executives faced downside financial risk, which they do not face with grants of standard fixed-price options." By contrast, the Fund's resolution focuses with precision on one aspect of equity-based compensation and urges that a "significant" portion of future option grants shall fall into one of three defined categories.

The CREF proposal thus asks Siebel to consider option grants only as part of a broader review of executive and employee compensation issues. The CREF proposal seeks a more general assessment of equity and employee compensation issues, an element of which is the adoption of "some" form of benchmark to assure that Siebel employees and senior executives have a stake in the Company's performance through their equity interests. The Fund resolution is more narrow and focuses on only one category of executive incentive compensation, *i.e.,* stock options.

The two resolutions thus complement, rather than overlap, each other, and they do not "substantially duplicate" one [*12] another. It is entirely possible that a shareholder could decide to vote for the CREF proposal (but not the Fund's), if he or she believed that the issues of equity dilution and equity-based employee compensation required the sort of thorough vetting that CREF recommends. Conversely, another shareholder might vote the opposite way if he or she concluded that there was no need for Siebel to re-examine equity-based compensation generally, but that stock option grants are out of control, and that it is necessary to reward senior managers not simply because the stock market is up generally, but because the Company's performance has improved, as measured by one of three very specific criteria and as applied to one facet of executive compensation.

Moreover, there would be no conflict if both resolutions are adopted. A "yes" vote on the Fund's resolution would give the Board a clear set of guidelines to implement in the area of option awards, while a "yes" vote on the CREF proposal would tell the Board that a more wide-ranging review of compensation is appropriate as well.

It thus cannot be said that the two proposals "substantially" duplicate each other, as the (i)(11) exclusion requires. [*13] Although Siebel cites a series of no-action letters in support of its position, it ignores other compensation-related letters that are far closer to the situation here. Illustrative is *AT&T Corp.* (24 January 1997), which rejected the company's argument that two compensation-related proposals overlapped to such an extent that they should be excluded. The first proposal in that case asked officers and directors "to discontinue all options, rights, and stock appreciation rights" after the current programs terminate. The second proposal sought to reduce executive salaries over $ 100,000 "by the same percentage as the decline in [the company's] stock prices" from the highest point since 1990, with future increases or decreases tied to the company's stock performance.

Nor do the no-action letters cited by Siebel make the Company's point on this issue.

In *Centerior Energy Corp.* (27 February 1994), the Division permitted the omission of three proposals all of which sought to freeze or cap executive compensation. The Company's effort to fit the present resolutions into the *Centerior* mold will not work. The *Centerior* resolutions spoke in terms of executive compensation, but [*14] it is simply inaccurate to suggest that the Division upheld exclusion of proposals that were comparable to the ones at issue here in terms of their treatment of performance issues. In this instance, the Company compares only part of the CREF proposal to the Fund's resolution as its basis for concluding that the core issue is the same for both proposals, while conceding that the first proposal contains other terms. (Fund letter, at 3.) To further support its comparison of only part of the CREF proposal's terms with the Fund resolution, the Company asserts that the CREF proposal is not one proposal, but really two proposals under the guise of a single one, although Siebel did not cite Rule 14a-8(c) as a basis for also excluding the first proposal and supporting statement. (CREF letter, dated February 19, 2003.)

To the extent the *Centerior* proposals discussed non-salary compensation, the language was rather similar, *i.e.,* stock options should "not be granted or exercised," "no stock options should be issued," bonuses should "be eliminated," and the board should "freeze", compensation. By contrast, the CREF proposal, when considered in its entirety, contains language which differs [*15] significantly from the language in the Fund resolution. The CREF proposal contains language recommending that the Board establish an "Equity Policy designating the intended use of equity in management compensation programs," which Policy would include "[a] statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans," as well as establishing requirements that stock-related executive compensation plans include a "performance hurdle" or "indexing" feature. The language in the CREF resolution states that the Company has considerable discretion to define elements of stock-related compensation plans as "performance-based." The Fund's resolution centers on a specific category of executive compensation (stock options) and defines "performance-based" with equal specificity, focusing on indexed options, premium-priced, options, and performance-vesting options, all of which are defined in the resolution. The language contained in the proposals is distinguishable as to terms and substance.

In *Pacific Gas and Electric Co. ("PG&E")* (1 February 1993), the Division approved the inclusion of three out of four proposals dealing [*16] with compensation issues. The Division thus allowed shareholders to vote on proposals that: (1) non-salary compensation of management should be tied to performance indicators; (2) ceilings should be placed on future total compensation of officers and directors, thus reducing their compensation; and (3) directors should be paid in common stock.

The Division explained that the "principal thrust" of the second proposal was reducing and imposing limits on total compensation of executive officers and directors, while the "principal focus" of the first proposal was linking non-salary compensation of management to performance standards. By contrast, the final proposal involved payment to directors (not management).

The parallels are striking here. As in *PG&E,* the CREF proposal focuses on general assessment of equity and employee compensation issues, including a statement regarding (a) permissible dilution levels; (b) the distribution of equity-based compensation between senior executives and employees generally; and (c) some limits on the vesting of stock options or the removal of limits on restricted stock. The Fund's resolution centers solely on linking "non-salary compensation" of [*17] executive officers to specified performance standards. The Division viewed the two PG&E resolutions as analytically distinct, and we submit that the same approach should be used here.

B. Rule 14a8-(i)(3)(false or misleading statements)

Siebel objects to four statements as being false or misleading. None of these objections warrants exclusion.

1. *"Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options."*

Siebel's objections that the statement is inapplicable to Siebel or factually unsupported or not adequately explained is insubstantial. The Fund has correctly characterized the views of the three individuals, and the sentence, taken in the context of the rest of the resolution, is accurate. If anything, and as a review of the attached articles will suggest, Messrs. Buffett, Greenspan Rappaport would likely be highly critical of a company such as Siebel, where the CEO pocketed $ 174,000,000 in option gains in 2001 [*18] while the stock price plummeted.

- A *Wall Street Journal* article (16 July 2002, p. A6) notes how Warren Buffett has criticized stock options in his Berkshire Hathaway annual report since 1985, when he wrote: "Once granted, the option is blind to individual performance. Because it is irrevocable and unconditional (so long as a manager stays in the company), the sluggard receives rewards from his options precisely as does the star. A managerial Rip Van Winkle, ready to doze for 10 years, could not wish for a better 'incentive' system." The article quotes similar criticisms in subsequent years, including the most recent Berkshire Hathaway letter to shareholders.

That Mr. Buffett favors indexed options is supported by two sources, the first being a FORTUNE article (8 June 1998) entitled *Raising the Bar,* which discusses his viewpoint in an article on options practices reports: "The big innovation is putting teeth in options in the form of tough performance hurdles. The idea is simple: The CEO must substantially raise the stock price, in a tight time period, before he can make big money. Buffett likes these 'out of the money' options as much as he despises many standard plans. He [*19] heartily approves of the one for President Alan Spoon at the Washington Post Co., where Buffett is a director and major shareholder." (This FORTUNE article is one of a number of sources as well for our citation of Mr. Buffett's view that standard options are a royalty on the passage of time.) Second, the July 1999 issue of CFO magazine reports in the article, *Pay for Underperformance,* that "indexing has some very influential fans, including Federal Reserve chairman Alan Greenspan and investor Warren Buffett."

- Apart from the authorities cited above, *Dow Jones Capital Markets Report* (25 May 2002) directly quotes Alan Greenspan as criticizing standard option grants and urging: "Grants of stock or options in lieu of cash could be used more effectively by tying such grants through time to some measure of the firms' performance relative to a carefully chosen benchmark."

- *The Wall Street Journal* (25 February 2002, p. B5) published an op-ed article by Kellogg School Professor Emeritus Alfred Rappaport, who criticizes a number of current corporate policies, including standard-priced options. He advises investors: "Look for the first few companies that adopt indexed option programs, [*20] which link exercise prices to movements in either an industry index or a broader market index like Standard & Poor's 500. These programs align the interests of managers and shareholders seeking superior returns in bull and bear markets alike. Indexed option programs have the support of a growing chorus of institutional investors, but management continues to view them as too risky an incentive."

We submit that the statements are accurate and that the basis of these individuals' opinions - standard options "inappropriately reward [] mediocre or poor performance" - is adequately set out, particularly if one reads the rest of the proposal. Thus, there is no violation of Rule 14a-9.

2. *"Performance-based options tie compensation more closely to company performance, not the stock market."*

Siebel complains that the sentence is false and misleading because it is not labeled as opinion and because two of the three "performance-based" alternatives -- premium-priced options and performance-vesting options -- are, in Siebel's words "tied to the stock market." Siebel has again misconstrued the language and pulled out of context.

The prior paragraph expresses the belief that stock options should [*21] be more closely tied to long-term gains in shareholder value and criticizes traditional options because they have value whenever the stock price exceeds the value of the option of the grant date. This is consistent with the commentary in the second paragraph of the supporting statement that traditional options grant windfalls to executives "who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market." Indeed, this is the criticism voiced by Warren Buffett, namely, that traditional options are a "royalty on the passage of time," because they typically have value for a ten-year period, regardless of how well the company's stock may be doing at any given time. Ironically, the point is graphically demonstrated at Siebel, where (as the proposal notes) Mr. Siebel's options generated $ 174,000,000 in a single year even as the shareholders watched the value of their investment melt away.

Under the circumstances, and read in context, the Fund's reference to "the stock market" is plainly a reference back to the previous criticisms that traditional stock options have value whenever the market price exceeds the grant price, a situation that [*22] may occur at various points over the usual ten-year life of traditional options and that may be based on general conditions in "the stock market," such as a bull market in which the trend in share prices generally is up. By contrast, the sort of premium-priced and performance-vesting options cited in the Fund's proposal are analytically distinct, as they vest only if *future* targets are met, not simply if the exercise price exceeds the grant date price.

We therefore submit that the challenged sentence may not be omitted as violating Rule 14a-9. Without conceding the point, and to avoid the Division having to spend excessive time on this minor point, we are willing to insert the phrase "We believe that" at the beginning of the sentence. We are also wiling, should the Division deem it necessary, to eliminate the phrase "not the stock market."

3. *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."* That is plainly the intent of such forms of option compensation. Siebel does not argue to the contrary, nor indeed could it do so plausibly, unless the Company had a reasonable basis in fact [*23] for believing that such options do not encourage managers to set and meet such targets. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "In our view,".

4. *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."* Indeed, they may, and Siebel cites nothing to suggest that a contrary set of facts is empirically true. Moreover, this sentence is wrenched out of the context of the preceding paragraph of the resolution, which discusses how traditional option grants have value whenever the stock price exceeds the value on the date of grant, while companies whose stock price is under water may reprice. Logic and common sense indicate that if the exercise price is indexed in a way that options have value if the company beats a peer-group index or other index, there is less chance that a company will reprice options downward. Without conceding the point, and if the Division should deem it necessary, the Fund is willing to begin the sentence with the phrase "We believe that".

Conclusion.

For these reasons, the Fund respectfully submits that Siebel has [*24] failed to carry its burden of demonstrating that the Fund's proposal may be excluded under SEC Rule 14a-8(i)(11), and the Fund asks the Division to so advise the Company.

Thank you for your consideration of these points. Please let me know if there is any further information that we can provide.

Very truly yours,

Cornish F. Hitchcock

INQUIRY-3: Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

(650) 843-5049
ejensen@cooley.com

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of Amalgamated Bank LongView Collective Investment Fund

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement [*25] action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the Amalgamated Bank LongView Collective Investment Fund (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A.**

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and

2. this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal from the Proxy Materials.

Also enclosed are: (1) copies of the no-action letters and other materials we cite in our discussion below; (2) an additional copy of our letter which we would appreciate having file stamped and returned in the enclosed pre-paid envelope; and (3) all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the [*26] Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

> RESOLVED: The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:
>
> (1) indexed options, whose exercise price is linked to an industry index;
>
> (2) premium-priced stock options, whose exercise price is above the market price on the grant date; or
>
> (3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Bases for Exclusion

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials because: (1) the Proposal duplicates a previously submitted proposal that may be included in the Proxy Materials (Rule 14a-8(i)(11)); and (2) the Supporting Statement contains false and misleading statements (Rule 14a-8(i)(3)).

1. The Proposal substantially duplicates a previously submitted proposal that may be included in the Proxy Materials.

Rule 14a-8(i)(11) provides that a proposal [*27] may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Company received the Proposal on December 30, 2002. On December 26, 2002, prior to receiving the Proposal, the Company received a proposal ("Proposal A") relating to, among other things, performance-based stock options that substantially duplicates the Proposal, which also relates to performance-based stock options. We have attached hereto as **Appendix B** our letter requesting that the Staff not recommend enforcement action if the Company excludes Proposal A from its Proxy Materials. While the Company believes Staff will concur in its opinion that Proposal A may be excluded from the Proxy Materials pursuant to Rule 14a-8, to the extent the Staff does not so concur, the Company submits that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(11), as it is substantially duplicative of Proposal A. The following is the text of Proposal A (see text of the Proposal above):

<u>Proposal A</u>

> RESOLVED, that the shareholders request the Board of Directors adopt [*28] and disclose in the Proxy Statement, an "Equity Policy" designating the intended use of equity in management compensation programs. That "Equity Policy" should include the following principles; Siebel Systems, Inc. management would determine the detailed implementation of the principles.
>
> . A statement about the proportion of the equity of the company intended to be available for transfer to employees through stock plans, as measured by possible percentage dilution; and the distribution of that wealth opportunity intended within the company, between the CEO, Senior Executives, and other employees.
>
> . Explicit requirements that stock-related compensation plans include some form of performance hurdle or "indexing" feature (not simply time-based vesting provisions), that govern vesting of options or

lapsing of restrictions on shares granted; holding periods for a substantial portion of shares awarded and earned through stock-related plans; and other measures to ensure that executives face downside financial risk, which they do not face with grants of standard fixed-price stock options.

While not expressed in the same exact language as the Proposal, the second bullet point of Proposal [*29] A, like the Proposal, requests that the Board adopt a policy requiring that stock-related compensation plans include performance-based provisions. Proposals do not have to be identical for one to be excluded under Rule 14a-8(i)(11). The test is whether the core issues addressed by the proposals are substantially the same, even though the proposals may differ in their terms and breadth. *Centerior Energy Corporation* (February 27, 1995) *("Centerior"); Pacific Gas and Electric Co.* (February 1, 1993) *("PG&E"); Sprint Corporation* (February 1, 2000); and *BellSouth Corporation* (January 14, 1999). The core issue addressed in the Proposal, as well as in the second bullet of Proposal A, is that the Board require a portion of future stock-related compensation to be performance-based, rendering the proposals substantially duplicative and therefore permitting exclusion of the Proposal under Rule 14a-8(i)(11). *Id.* This is true despite the fact that Proposal A also contains other provisions. *See Centerior* (permitting exclusion under 14a-8(c)(11) (the predecessor to Rule 14a-8(i)(11)) of three out of four proposals where all four proposals related to executive compensation, [*30] but only one related to the reduction in the size of management); *PG&E* (permitting exclusion under Rule 14a-8(c)(11) of proposal relating to performance-based "total compensation" if proposal relating to performance-based "non-salary compensation" was included). The Company therefore submits that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

Furthermore, Proposal A actually contains two proposals submitted under the guise of a single "Equity Policy" in violation of Rule 14a-8(c), which provides that a proponent may only submit one proposal. *See BostonFed Bancorp, Inc.* (March 5, 2001); *Allstate Corp.* (January 29, 1997). The first proposal contained in Proposal A requests that the Company provide disclosure regarding the proportion and distribution of the Company's equity to and among its employees. The second proposal contained in Proposal A requests that that a portion of stock-related compensation be performance-based. Had the proponent submitting Proposal A complied with Rule 14a-8(c) and only submitted Proposal A's second proposal, the Proposal and Proposal A would be even more duplicative than they are currently. The Company therefore [*31] believes that the Proposal may be excluded from the Proxy Materials under Rule 14a-8(i)(11).

2. The Supporting Statement contains false and misleading statements.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The following lists several of the Proponent's statements and explains why each is false and/or misleading.

Statement 1: *"Investors and market observers, including Warren Buffet, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffet has characterized standard stock option plans as "really a royalty on the passage of time, "and all three favor using indexed options."*

The Proponent allegedly states the opinions of Messrs. Buffet, Greenspan and Rappaport regarding the use of indexed options without providing any citation or support for the statement. Thus, there is no information that would allow the Company's stockholders to assess [*32] the statement's validity. To the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport have expressed these opinions and made these statements, the Proponent must disclose the context in which they were expressed or made. For example, because a stockholder is not informed why stock option plans are characterized as "really a royalty on the passage of time," the stockholder cannot adequately analyze the statement or its relevance to the Company's practices. Furthermore, to the extent that the Proponent can demonstrate that Messrs. Buffet, Greenspan and Rappaport actually do favor using indexed options, the Proponent must also disclose the bases for their opinions. Without this information, a stockholder cannot determine why Messrs. Buffet, Greenspan and Rappaport favor the use of indexed options or whether the premise underlying their purported beliefs are applicable to the Company or relevant to the adoption of an "Equity Policy." As a result, the statement is false and/or misleading and may be excluded from the Proxy Materials.

Statement 2: *"Performance-based options tie compensation more closely to company performance, not the stock market."*
[*33]
The Company believes that this statement is false and misleading. The Proposal defines "performance-based" stock options to include "premium-priced stock options" and "performance-vesting stock options." The Proposal further provides that "premium-priced stock options" have exercise prices that are above the market price on the grant date and that "performance-vesting options" vest when the market price of the stock exceeds a specific target. As defined by the Proponent, both "premium-priced stock options" and "performance-vesting options" are tied to the stock market. Therefore, as defined by the Proponent, "performance-based" stock options are tied to the stock market. Because the Proponent defines "performance-based" stock options as tied to the stock market, its statement that such stock options "tie compensation more closely to company performance [rather than] the stock market" is false and misleading and may be excluded from the Proxy Materials under Rule 14a-8(i)(3).

In addition, the statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. "Performance-based" stock options (as defined by the [*34] Proponent) may not tie compensation more closely to performance because, as noted above, their value may be linked to a company's stock price, which may increase or decrease despite the company's relative performance.

Statement 3: *"Premium-priced options and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Statement 4: *"Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn."*

This statement is misleading because it is phrased in the form of a factual assertion when it is merely the Proponent's uncorroborated opinion. The Proponent does not disclose any basis for making this assertion, nor does it explain why this should be true. These omissions are clearly material in light of the Proponent's [*35] apparently factual conclusion. Accordingly, the statement should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * *

If the Staff has any questions with respect to the foregoing; or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.

Very truly yours,

Cooley Godward LLP

Eric C. Jensen

ATTACHMENT 1

CORNISH F. HITCHCOCK
ATTORNEY AT LAW
1100 17TH STREET, N.W., 10TH FLOOR

WASHINGTON, D.C. 20036-4601
(202) 974-5111 . FAX: 331-9680
E-MAIL: CONH@TRANSACT.ORG

27 December 2002

By courier and facsimile: (650) 295-5111

Mr. Jeffrey T. Amann
Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, California 94404

Re: Shareholder [*36] proposal for 2003 annual meeting

Dear Mr. Amann:

On behalf of the Amalgamated Bank LongView Collective Investment Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Siebel Systems plans to circulate to shareholders in anticipation of the 2003 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and recommends that Siebel adopt a policy that some portion of future stock option grants to senior executives be performance-based, as described in the proposal.

The Fund is an S&P 500 index fund, located at 11-15 Union Square, New York, N.Y. 10003, with assets exceeding $ 2 billion. Created in 1992 by Amalgamated Bank, the record holder, the Fund beneficially owns 164,944 shares of Siebel common stock and has beneficially owned-more than $ 2000 worth of Siebel stock for over a year. A letter from the Bank confirming ownership is being provided under separate cover. The Fund plans to continue ownership through the 2003 annual meeting, which a representative is prepared to attend.

Please let me know if there is any further information that I can provide.

Very truly yours,

Cornish F. Hitchcock

ATTACHMENT 2

RESOLVED: [*37] The shareholders of Siebel Systems, Inc. ("Siebel" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future stock option grants to senior executives shall be performance-based. "Performance-based" stock options are defined here as:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

SUPPORTING STATEMENT

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve longterm shareholder value.

In our view, standard stock options give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty [*38] on the passage of time," and all three favor using indexed options.

We believe that the recent experience at Siebel confirms these observations. Siebel's Equity Incentive Plans offer standard stock options, with the exercise price equal to the fair market value on the date of grant. Siebel's stock price enjoyed a significant runup from 1996 to its peak in November 2000. Thereafter it declined from a high of $ 119.31 to $ 7.60 on December 27, 2002 -- a 93% drop in value that brought the stock price back to where it had been four years earlier.

During 2001, as Siebel's stockprice was headed downwards, Chairman Thoma Siebel exercised options that resulted in an aggregate gain to him of $ 174,613,276 -- more than any other CEO realized from options that year according to a survey of 1128 firms by executive compensation expert Graef Crystal. Mr. Siebel's 2001 gain came on top of the $ 136 million gain he realized from exercising stock options the preceding two years.

We believe that stock options should be more closely tied to long-term gains in shareholder value. Traditional option grants have value whenever the stock price exceeds the value on the date of grant; even if the stock price [*39] remains below the strike price or "under water," companies may seek to issue new options with lower strike prices that will have value when the stock price rises again.

Performance-based options tie compensation more closely to company performance, not the stock market. Premium-priced and performance-vesting options encourage senior executives to set and meet ambitious but realistic performance targets. Indexed options may have the added benefit of discouraging repricing in the event of an industry downturn.

We urge shareholders to vote FOR this proposal.

2002 SEC No-Act. LEXIS 837

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

December 16, 2002

[*1] Tyco International Ltd.

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Tyco International Ltd.
Incoming letter dated November 8, 2002

The proposal requests that the board take the measures necessary to change Tyco's jurisdiction of incorporation from Bermuda to the United States.

There appears to be some basis for your view that Tyco may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of the previously received proposal that you reference in your letter and will include in Tyco's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Tyco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11). In reaching this position, we have not found it necessary to address the alternative basis of omission upon which Tyco relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor

INQUIRY-1: GIBSON, DUNN & CRUTCHER LLP
LAWYERS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
[*2]

Direct Dial
(202) 955-8671

Client No.
C 92220-00107

November 8, 2002

VIA HAND DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of Northern California Pipe Trades Pension Trust Fund*
Securities Exchange Act of 1934 -- Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, Tyco International Ltd. (the "Company"), a Bermuda corporation, to omit from its proxy statement and form of proxy for its 2003 Annual General Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Duplicate Proposal") and statements in support thereof (the "Supporting Statement") received from Northern California Pipe Trades Pension Trust Fund (the "Proponent"). The Duplicate Proposal requests the Company's board of directors (the "Board") take the measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States. The Duplicate Proposal is attached hereto as Exhibit A.

On behalf of our client, the Company, we hereby notify [*3] the Division of Corporation Finance of the Company's intention to exclude the Duplicate Proposal and Supporting Statement from the 2003 Proxy Materials, and we respectfully request that the staff (the "Staff") of the Division of Corporation Finance concur in our view that the Duplicate Proposal is excludable on the following bases:

(i) under Rule 14a-8(i)(11), because the Duplicate Proposal substantially duplicates another shareholder proposal previously submitted to the Company by another proponent that will be included in the 2003 Proxy Materials; and

(ii) under Rule 14a-8(i)(3), because the Duplicate Proposal and the Supporting Statement contain many false and misleading statements in violation of Rule 14a-9.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing it of the Company's intention to omit the Duplicate Proposal from the 2003 Proxy Materials. The Company presently intends to file its definitive 2003 Proxy Materials on or after January 31, 2002. Accordingly, pursuant to Rule 14a-8(j), [*4] this letter is being submitted not less than 80 days before the Company files its definitive 2003 Proxy Materials with the Securities and Exchange Commission (the "Commission").

ANALYSIS AND BASES FOR EXCLUSION

1. The Duplicate Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal Previously Submitted To The Company.

We believe the substantive concerns raised in the Duplicate Proposal are, in fact, substantially duplicative of another proposal (the "Initial Proposal") and supporting statement submitted by a shareholder of the Company that will be included in the 2003 Proxy Materials. As such, the Company intends to omit the Duplicate Proposal and Supporting Statement under Rule 14a-8(i)(11) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company received the Duplicate Proposal and Supporting Statement on September 27, 2002. The Initial Proposal, which the Company received on September 26, 2002, is attached hereto as Exhibit B.

Rule 14a-8(i)(11) allows a company to exclude a proposal if "the proposal substantially duplicates another proposal previously submitted to the company by another [*5] proponent that will be included in the company's proxy material for the same meeting." The Duplicate Proposal is virtually identical to the Initial Proposal. The only difference between these two shareholder proposals is that the Initial Proposal requests that the Board take measures to change the Company's jurisdiction of incorporation from Bermuda to Delaware and the Duplicate Proposal urges the Board to take measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States.

The Staff has consistently taken the position in various letters that shareholder proposals, even proposals that are less similar to one another than the Initial Proposal and the Duplicate Proposal, are substantially duplicative under Rule 14a-8(i)(11) if the core issues and principles addressed are substantially the same. *See e.g., BellSouth Corporation* (avail. Jan. 14, 1999) (proposal recommending the abolition of the company's incentive award program and its replacement with an incentive award tied to the stock price of the company substantially duplicated a prior proposal demanding the abolition of the company's incentive award program and its replacement with [*6] an incentive award program tied to revenue or dividend growth); *UAL Corporation* (avail. Mar. 11, 1994) (proposal recommending a policy of secret ballot voting substantially duplicated a proposal recommending a policy of confidential voting that would be suspended in the case of a proxy contest where non-management groups have access to voting results). *See also, e.g., Verizon Communications Inc.* (avail. Jan. 31, 2001); *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999); *Excel Indus., Inc.* (avail. Jan. 26, 1999); *Pinnacle West Capital Corporation* (avail. Mar. 16, 1993).

Consistent with the Staff's interpretation of Rule 14a-8(i)(11), we believe that the Initial Proposal and the Duplicate Proposal are substantially duplicative of one another. The only difference between the Initial Proposal and the Duplicate Proposal is that the Initial Proposal urges the Board to take measures to change the Company's jurisdiction of incorporation to Delaware, and the Duplicate Proposal urges the Board to take measures to change the Company's jurisdiction of incorporation to the United States. Because business organizations cannot incorporate in the United States, *per se,* [*7] and must incorporate in a state of the United States, and because Delaware is frequently chosen as the preferred state of incorporation, the Duplicate Proposal essentially restates the request set forth in the Initial Proposal.

In the instant case, where the Initial Proposal and the Duplicate Proposal and the requests set forth therein are substantially identical, the core issues and principals are one and the same. We also note that the inclusion of substantially duplicate proposals in the 2003 Proxy materials would be problematic. First, it would be confusing to the Company's shareholders to vote on two substantially similar proposals. Second, if in fact the Initial Proposal was approved and the Duplicate Proposal was not, the Company would not be able to act based on the inconsistent results.

For the reasons set forth above, we request that the Staff concur in our conclusion that the Proposal may properly be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(11).

2. The Duplicate Proposal May be Excluded Or Should Be Revised Under Rule 14a-8(i)(3) Because The Duplicate Proposal Is Materially False Or Misleading In Violation Of Rule 14a-9.

A shareholder proposal [*8] or supporting statement may be excluded under Rule 14a-8(i)(3) where it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

(a) Subjective Determinations and Statements With No Citations or Factual Support

In the past, the Staff has permitted proposals that do not include sufficient citations or factual support to be excluded. For example, in *Kmart Corporation* (avail. Mar. 28, 2000), the Staff concluded it would not recommend enforcement action for exclusion of a proposal. There, the company noted that the proposal contained purported factual statements and quotations presented as facts or applicable law, many with obscure references or no citations to source materials. In *Standard Brands, Inc.* (avail. Mar. 12, 1975), the Staff also determined not to recommend enforcement action if the proposal in question was excluded from the company's proxy materials. That proposal, among other things, cited statistics without providing factual support. The Staff, noting that statements made in shareholder proposals should be accompanied by factual support so shareholders [*9] are not misled, specifically took issue with an assertion by the proponent that "gross corporate profits before taxes [ranged] from 8 to 14%" explaining that it was unclear whether the phrase included all corporate profits or just the company's.

The Staff has also required proposals and supporting statements to be revised where they contain subjective determinations and statements not accompanied by citations or factual support. In *UST Inc.* (avail Mar. 13, 2000), the Staff required a proposal to be revised to include factual support for various assertions. The Staff noted that if the proposal was not revised to include factual support within seven days, it could be excluded from the company's proxy materials. In *R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2000) the Staff required a proponent to provide citations for certain statements in order to avoid exclusion of the proposal. There, the proponent ambiguously made reference to a "1997 report" and "one Colorado experiment".

The Duplicate Proposal and Supporting Statement contain numerous assertions presented as fact, with no citations or factual support. For example, the Supporting Statement explains that, "unlike [*10] U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law." The Supporting Statement, however, includes no citations for this statement. The Staff has in the past allowed exclusion or required revision in similar circumstances. *See e.g., Standard Brands, Inc.* (avail. Mar. 12, 1975); *UST Inc.* (avail. Mar. 13, 2000). The Supporting Statement goes on to state that the Company's jurisdiction of incorporation may affect the enforceability of judgments and liabilities because it may be difficult to effect service of process in Bermuda, yet no support is given for this proposition. There is no reason provided to justify the claim that the Company's jurisdiction of incorporation will in any way hinder future attempts to serve process on the Company. The Supporting Statement also suggests that "the negative publicity associated with [the] Company's Bermuda incorporation can erode customer loyalty and depress sales...." Again, no support is either given for the proposition that incorporation [*11] in Bermuda breeds negative publicity or that Bermuda incorporation and the putative negative publicity associated therewith will erode customer loyalty and depress sales.

The Duplicate Proposal and Supporting Statement contain many subjective determinations that are completely unaccompanied by factual support. These statements, as written, are entirely misleading as they present opinion as fact. The Company therefore believes the Duplicate Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3). In the alternative, the Staff should require the Duplicate Proposal and Supporting Statement to be revised to include appropriate support so the Company's shareholders are not misled.

(b) Vague and Indefinite Statements

A proposal is sufficiently vague and indefinite to justify its exclusion under this rule where "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (avail. July 30, 1992). According to Staff Legal Bulletin No. 14, "[if a] proposal contains specific [*12] statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, [the Staff] may permit the shareholder to revise or delete these statements. Also, if the proposal contains vague terms, [the Staff] may, in rare circumstances, permit the shareholder to clarify these terms." The Staff has, in the past, allowed proposals to be excluded when they contained vague, ambiguous or indefinite language. In *Southeast Banking Corp.* (avail. Feb. 8, 1982) the Staff permitted the omission of a proposal where "neither the shareholders voting upon the proposal nor the company would be able to determine with any reasonable certainty exactly what action or measures would be taken in the event the proposals were implemented." In *Ann Taylor Shoes Corp.* (avail. Mar. 13, 2001) the Staff said it would not recommend enforcement action if the company excluded a proposal that requested the board of directors to commit the company to the "full implementation of [certain] human rights standards." The company argued that the shareholders would "not know what they [were] being asked to consider and upon what they [were] being asked to vote."

The Duplicate Proposal [*13] and Supporting Statement contain several statements that are vague and indefinite, making it is almost impossible to determine what is required or intended. For example, the Duplicate Proposal requests that the Board "take the measures necessary to change the Company's jurisdiction of incorporation from Bermuda to the United States." Business organizations cannot incorporate in the United States, *per se,* and must incorporate in a state of the United States. As such, there is no way to tell exactly what the Duplicate Proposal requires as it could be requesting the Company to incorporate in any one of the 50 United States, and different states' laws may have provisions that some shareholders view as being more or less favorable than those of Bermuda or of other states.

Similarly, the Supporting Statement states that "unlike U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law." In fact, however, the United States does not have a general body of corporate law applicable to United States [*14] corporations that provides for shareholder derivative suits for breach of fiduciary duty, corporate waste, etc. Such rights are provided by the individual states and vary from state to state. A statement to the fact that United States corporate law universally provides for these rights would be misleading to the Company's shareholders as it is not an accurate account of the status of corporate law in the United States.

For the reasons set forth above, the Duplicate Proposal should be excluded from the 2003 Proxy Materials. In the alternative, the Staff should require the Duplicate Proposal and Supporting Statement to be revised to include delete statements that impugn character, integrity or reputation.

CONCLUSION

Based on the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Duplicate Proposal is excluded from the Company's 2003 Proxy Materials. In the alternative, we believe the Staff should require the Duplicate Proposal and Supporting Statement to be revised as discussed above. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination [*15] of the Staff's final position. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please do not hesitate to call me at (202) 955-8671, or Elizabeth Ising at (202) 955-8287, if we can be of any further assistance in this matter.

Sincerely,

Ronald O. Mueller

ATTACHMENT 1

SHAREHOLDER PROPOSAL

RESOLVED, that the shareholders of Tyco International Ltd. ("Tyco") urge Tyco's Board of Directors to take the measures necessary to change Tyco's jurisdiction of incorporation from Bermuda to Delaware.

SUPPORTING STATEMENT

Tyco and its shareholders would benefit if Tyco changed its jurisdiction of incorporation from Bermuda to Delaware. First, Delaware's corporate laws are updated to meet changing business needs and are more responsive than Bermuda law to the needs of shareholders. Delaware is the state of incorporation for 60% of Fortune 500 companies, according to the Delaware Division of Corporations. We believe that so many companies choose to incorporate in Delaware because it has an advanced and flexible corporate law, expert specialized courts dealing with corporate-law issues, a responsive [*16] state legislature and a highly-developed body of case law that allows corporations and shareholders to understand the consequences of their actions and plan accordingly. We believe the stability, transparency and predictability of Delaware's corporate-law framework are superior to Bermuda's and provide advantages to shareholders.

Second, incorporation in Bermuda makes it more difficult for shareholders to hold companies, their officers and directors legally accountable in the event of wrongdoing. Recent events, we think, demonstrate how crucial it is that, in the event of legal violations by officers or directors, shareholders have the ability to pursue legal remedies. Unlike both U.S. federal and Delaware law, class actions are generally not available under Bermuda law. Under Bermuda law, shareholders have extremely limited ability to sue officers and directors derivatively, on behalf of the corporation. By contrast, under Delaware law, shareholders may sue derivatively for, among other things, breach of fiduciary duty, corporate waste and actions taken in violation of applicable law.

Third, Delaware law affords shareholders rights not provided under Bermuda law. Unlike Delaware [*17] law, Bermuda law does not require shareholder approval for a corporation to dispose of all or substantially all of its assets. Bermuda law does not permit action by written consent of fewer than all shareholders, while Delaware law does.

Fourth, incorporation in Bermuda may affect the enforceability of judgments obtained in a U.S. court. A judgment for money damages based on civil liability rendered by a U.S. court is not automatically enforceable in Bermuda because the U.S. and Bermuda do not have a treaty providing for reciprocal enforcement of judgments in civil matters. A Bermuda court may not recognize a judgment of a U.S. court if it is deemed contrary to Bermuda public policy, and Bermuda public policy may differ significantly from U.S. public policy.

Finally, we believe that incorporation in Bermuda creates the impression that Tyco has sought to evade taxes and insulate itself and its officers and directors from liability. As Tyco struggles to restore investor confidence, reincorporating to Delaware would send a strong message that Tyco values its shareholders and seeks to play by the same rules as other U.S. corporations.

We urge shareholders to vote FOR this proposal.

ATTACHMENT 2 [*18] **NORTHERN CALIFORNIA PIPE TRADES TRUST FUNDS**

Claims Mailing Address:
P.O. Box 24283
Oakland, CA 94623-1263
Mailing Address:
All other correspondence
P.O. Box 24160
Oakland, CA 94623-1160

Telephone: (510) 433-4460
Fax: (510) 337-3060
Location:
1640 South Loop Road
Alameda, CA 94502

September 27, 2002

Chief Corporate Counsel
Tyco International
The Zurich Centre
Second Floor
90 Pitts Bay Road
Pembroke HM 08
Bermuda
FAX: 441-295-9647

RE: NORTHERN CALIFORNIA PIPE TRADE PENSION TRUST FUND

Dear Chief Corporate Counsel:

I hereby submit on behalf of the Northern California Pipe Trades Pension Trust Fund the enclosed shareholder proposal for inclusion in the Tyco International proxy statement to be sent to the Company's shareholders in conjunction with the 2003 annual meeting.

A letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of Tyco International stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares [*19] required by the SEC regulations through the date of the annual meeting.

The Fund will designate at a later date a representative to present the proposal at the 2003 annual meeting. Please call me with any questions.

Sincerely,

Scott Strawbridge
Chairman

ATTACHMENT 3
AFSCME
American Federation of State, County and Municipal Employees, AFL-CIO

1625 L Street, N.W., Washington, D.C. 20036-5687

Telephone: (202) 429-1000
Fax: (202) 429-1293
TDD: (202) 659-0446
Website: http://www.afscme.org

September 26, 2002

Via Overnight Mail and Telecopier (441-295-9647)

Mr. William Lytton, Chief Corporate Counsel
Tyco International, Ltd.
The Zurich Centre, Second Floor
90 Pitts Bay Road, Pembroke HM 08, Bermuda

Dear Mr. Lytton:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Tyco International, Ltd. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of voting common stock (the "Shares") of the Company worth over $ 2,000, and has held such Shares for over one year. [*20] In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
International President

ATTACHMENT 4

RESOLVED: The shareholders of Tyco International (the Company) request the Board of Directors take the measures necessary to change the Company's jurisdiction of Incorporation from Bermuda to the United States.

SUPPORTING STATEMENT

In 1997 the Company changed its jurisdiction from Massachusetts to Bermuda to obtain more favorable tax treatment and more flexibility in conducting its business. Since then, the Company's reputation and value has been rocked by criminal indictments of its key executives for misuse of Company funds and criticism of the lack of transparency in the Company's financial statements.

The Company's new [*21] Board of Directors and management has indicated a willingness to improve the Company's corporate governance features and to reassure its shareholders and investors in general of its commitment to being a responsible corporate citizen. A very effective way for the Company to change the negative public perception of it is to change its jurisdiction of incorporation from Bermuda to the United States.

Unlike U.S. corporate law, Bermuda law does not generally allow shareholders to sue officers and directors derivatively on behalf of the corporation for, among other things, breach of fiduciary duty, corporate waste and actions in violation of applicable law. We believe that shareholder derivative suits are a critical mechanism for remedying breaches of fiduciary duty, especially breaches of the duty of loyalty.

Moreover, the Company's jurisdiction of incorporation may affect the enforceability of certain judgments and liabilities. With the Company incorporated in Bermuda, it may be difficult for shareholders who commence litigation in the U.S. to effect service of process and to enforce in Bermuda judgments obtained in any such litigation.

The obstacles Bermuda law poses to shareholder [*22] derivative lawsuits reduces management accountability to shareholders. The ability of shareholders to bring such litigation can be an important deferent against misconduct by executives, such as those allegedly engaged in by the Company's former key management members.

Finally, significant political attention has been brought to the Company and other corporations seeking offshore tax havens. According to the Company's most recent 10-K filing, it derives a substantial majority of its revenue from sales in the Americas, primarily the U.S. We fear that, on top of the problems already caused by the criminal indictment of former key executives, the negative publicity associated with our Company's Bermuda incorporation can erode customer loyalty and depress sales, including the ability to win government contracts.

In sum, we feel the disadvantages of Bermuda incorporation outweigh any potential tax savings or flexibility in running the Company's business and that reincorporation to the U.S. will increase investor confidence in the Company and bolster its reputation in capital markets.

1999 SEC No-Act. LEXIS 32

Securities Exchange Act of 1934 -- Rule 14a-8(i)(11)

January 14, 1999

[*1] BellSouth Corporation

TOTAL NUMBER OF LETTERS: 2

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

January 14, 1999

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: BellSouth Corporation
Incoming letter dated December 17, 1998

The proposal recommends that the short term and long term incentive awards for executive officers be abolished.

There appears to be some basis for your view that BellSouth may omit the Kopach proposal from its proxy materials under rule 14a-8(i)(11) because it is substantially duplicative of the Carmichael proposal, which will be included in BellSouth's proxy materials if Mr. Carmichael recasts it as a recommendation or a request. Accordingly, if BellSouth includes such a revised Carmichael proposal in its proxy materials, we will not recommend enforcement action to the Commission if BellSouth omits the Kopach proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Carolyn Sherman
Special Counsel

INQUIRY-1: BellSouth Corporation
Legal Department-Suite 1800
1155 Peachtree Street, N.E.
Atlanta, Georgia 30309-3610
404 249-3875

December 17, 1998

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
[*2] 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: BellSouth Corporation
Commission File No. 1-8607
Rule 14a-8, Proposals of Security Holders

Ladies and Gentlemen:

BellSouth Corporation ("BellSouth" or the "Company") has received the following shareholder proposals for inclusion in BellSouth's proxy statement for its 1999 Annual Meeting of Shareholders:

1. A proposal of B. Wayne Carmichael (the "Carmichael Proposal"), received by the Company on October 7, 1998, which demands that "the Board of Directors abolish the short term and long term incentive awards for executive officers. The only incentive award to be awarded would be tied proportionately to the revenue growth at the end of the year. Example: if dividends are up 5% or 8% at the end of the year, then the incentive award would be 5% or 8% of salary." Mr. Carmichael included with the Proposal a supporting statement which sets forth his reasons for advocating that the Proposal be adopted. A copy of the Carmichael Proposal is attached as Exhibit "A".

2. A proposal of Robert S. Kopach (the "Kopach Proposal"), received by the Company on November 10, 1998, which recommends that short term and long term incentive awards for executive [*3] officers be abolished and the "new Short Term Incentive award would be tied proportionately to the price of the stock at the end of the year. Example: if the stock price is up 20% at the end of the year, then the incentive award would be 20% of their salary." Mr. Kopach included with the Proposal a supporting statement which sets forth his reasons for advocating that the Proposal be adopted. A copy of the Kopach Proposal is attached as Exhibit "B".

Messrs. Carmichael and Kopach are referred to collectively herein as the "Proponents", and the Carmichael Proposal and the Kopach Proposal are referred to collectively herein as the "Proposals."

Both Proposals call for with the abolition of the Company's current incentive award program and its replacement with incentive awards based on a particular factor. The Proposals are therefore substantially duplicative. The Company requests the concurrence of the Staff of the Division of Corporate Finance that no enforcement action will be recommended if the Company excludes one of the Proposals from its proxy materials.

Rule 14a-8(i)(11) allows a proposal to be omitted from a registrant's proxy materials if it is substantially duplicative of a proposal [*4] previously submitted, which proposal will be included in the registrant's proxy material. As discussed more fully below, the Company believes that the Kopach Proposal is "substantially duplicative of a proposal previously submitted" to the Company. The Carmichael Proposal was received prior to the Company's receipt of the Kopach Proposal and would ordinarily be included in the Company's proxy materials under Rule 14a-8(i)(11). However, the Carmichael Proposal is the subject of a request by BellSouth that the Staff not recommend enforcement action if BellSouth excludes the Carmichael Proposal from its proxy materials under Rule 14a-8(i)(1) and Rule 14a-8(i)(5). If the Staff agrees with this position, the Company will include the Kopach Proposal in its 1999 proxy materials and exclude the Carmichael Proposal.

The Staff has consistently taken the position in various letters that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The test is whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth. Pinnacle West Capital Corporation (March 16, 1993) (proposal to tie [*5] any bonuses to the amount of dividends paid to shareholders substantially duplicative of a proposal to terminate all bonuses until a dividend of at least $ 1.00 per share is paid); Pacific Enterprises (available February 26, 1992); Procter & Gamble Company (available June 15, 1983); Union Camp Corporation (available January 24, 1990). The core issue addressed by the Carmichael Proposal and the Kopach Proposal is the abolition of incentive awards. Both Proposals call for such awards to be proportionately tied to some external factor - in the Kopach Proposal, stock price is the external factor and in the Carmichael Proposal, either revenue growth or "dividends" is the relevant factor. If both Proposals were included in the Company's proxy materials and were approved by the shareholders, the Board of Directors would not have a clear understanding of the shareholders' wishes in this respect. It would be virtually impossible for the Board to tie officers' incentive compensation to the price of the stock at the end of the year (as requested in the Kopach Proposal) and also to the revenue growth or dividend growth (as requested in the Carmichael Proposal).

Therefore, Bell South believes [*6] that if the Staff disagrees with the Company's position that the Carmichael Proposal can be omitted from the Company's 1999 proxy materials, the Company can properly omit the Kopach Proposal so long as it includes the Carmichael Proposal. Conversely, if the Staff agrees that the Carmichael Proposal can be omitted, then the Company will include the Kopach Proposal in its proxy materials and omit the Carmichael Proposal.

In the event that the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response. A copy of this letter is being mailed concurrently to each of the Proponents, pursuant to Rule 14a-8(d), to advise them of BellSouth's intentions the Proposals as described in this letter. Five additional copies of this letter and the attachments are also enclosed. Please acknowledge receipt of the enclosed copy of this letter and its enclosures by stamping the enclosed acknowledgment copy and returning it to us in the enclosed self-addressed, stamped envelope. In addition, should you have questions or comments concerning this letter, please contact the undersigned [*7] at (404) 249-3875.

Yours very truly,

Marcy A. Bass

<u>EXHIBIT A</u>

B. WAYNE CARMICHAEL

19269 East 900TH Avenue

Dieterich, Illinois 62424

(217) 925-5890

B. Wayne Carmichael, 19269 E 900 Ave., Dieterich, IL 62424
Trustee for M. Katherine Carmichael Trust and record holder of 2466 shares of Bell South common stock.

Executive Compensation Restriction

The figures for executive pay are simply astonishing. Just how many tens of millions of dollars are needed to motivate CEOs to do their job properly?

What is troubling is the disparity between CEO pay and what everyone else in the company earns for their work.

Resolved the Board of Directors abolish the short term and long term incentive awards for executive officers. The only incentive award to be awarded would be tied proportionately to the revenue growth at the end of the year.

> Example: if dividends are up 5% or 8% at the end of the year, then the incentive award would be 5% or 8% of salary.

Supporting Statement:

There is too big a gap between what the executive officers make and the average worker. At a time when the income of 90% of corporate employees are barely growing as work loads get heavier every day and [*8] job insecurity is a constant, these multimillion dollar windfalls are more than unseemly. They are arrogant. They imply that no one else but the CEO is responsive for the good performance of the company - not the teams of workers, the sales people, the managers or the support staff. It is insulting to workers who are told they are critical members of a team only to see one individual walk away with a disproportionate share of the rewards.

Some boards of directors are simply requiring their CEO to buy large chunks of equity to force them to share stockholders risks and rewards.

We urge all shareholders to mark their proxy <u>for</u> this proposal.

OXY OCCIDENTAL PETROLEUM CORPORATION

10889 WILSHIRE BOULEVARD
LOS ANGELES, CALIFORNIA 90024
TELEPHONE (310) 208-8800
FACSIMILE (310) 443-6690

RECEIVED
2004 JAN 23 PM 3:10
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LINDA S. PETERSON
ASSOCIATE GENERAL COUNSEL

Direct Telephone (310) 443-6189
Direct Facsimile (310) 443-6737
Email linda_peterson@oxy.com

January 22, 2004

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D. C. 20549

SEC MAIL PROCESSING RECEIVED JAN 23 2004 WASH. D.C. 181 SECTION

Re: Occidental Petroleum Corporation
Withdrawal of No-Action Request

Ladies and Gentlemen:

By letter dated, December 22, 2003, Occidental Petroleum Corporation, a Delaware corporation requested your concurrence that the stockholder proposal received by the Company from the United Association S&P 500 Index Fund could properly be omitted from the proxy materials for the Company's 2004 Annual Meeting of Stockholders.

The proponents have withdrawn the proposal. A copy of the Withdrawal letter is attached as Exhibit 1. Accordingly, Occidental is withdrawing its no-action request.

Six copies of this letter with exhibit and an additional receipt copy of this letter are enclosed. Please return the receipt copy in the enclosed self-addressed stamped envelope.

Very truly yours,

Linda S. Peterson

Linda S. Peterson

Enclosures

cc: Ms. Cori Daggett, United Association S&P 500 Fund
Mr. Sean O'Ryan, United Association of Journey and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada
Mr. Craig Rosenberg, ProxyVote Plus

EXHIBIT 1

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

January 19, 2004

VIA FACSIMILE: 310-443-6333

Mr. Donald P. De Brier
Executive Vice President, General Counsel and Secretary
Occidental Petroleum Corporation
10889 Wilshire Blvd
Los Angeles, CA 90024

SEC MAIL PROCESSING RECEIVED JAN 23 2004 WASH. D.C. 181 SECTION

Re: Shareholder Proposal

Dear Mr. De Brier:

I am writing to inform you that the United Association S&P 500 Index Fund hereby withdraws its shareholder proposal at Occidental Petroleum Corporation. Thank you.

Sincerely,

Mr. William Zitelli
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus